Sticker to Prospectus

The Prospectus for Macquarie Equipment Leasing Fund, LLC (“the Fund”) consists of (1) this sticker, (2) the Prospectus dated June 19, 2010, and (3) and this Supplement No. 1 dated November 16, 2010 which contains information related to the current status of the offering, to two equipment transactions entered into by the Fund, and to the electronic delivery of certain materials.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-154278

MACQUARIE EQUIPMENT LEASING FUND, LLC

SUPPLEMENT NO. 1

DATED NOVEMBER 16, 2010

TO PROSPECTUS DATED

JUNE 19, 2010

We are providing you with this Supplement No. 1 dated November 16, 2010, to update the Prospectus dated June 19, 2010. The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Macquarie Equipment Leasing Fund, LLC (“the Fund”) Prospectus. This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the Prospectus.

The purpose of this Supplement No. 1 is to:

•	Describe the current status of the offering;

•	Provide information regarding two equipment transactions entered into by the Fund; and

•	Provide additional information in the Fund’s Subscription Agreement regarding the electronic delivery of materials to you.

CURRENT STATUS OF THE OFFERING

The initial closing date for the Fund was March 5, 2010, the date on which the Fund raised at least $2,500,000 and reached the minimum offering amount. As of November 16, 2010, the Fund has received and accepted cumulative subscriptions for 1,783,188 shares from 523 members for $17,593,507 of capital contributions to the Fund, including the capital contributions from the Manager.

COMPENSATION PAID TO AFFILIATES AND CERTAIN NON-AFFILIATES

Through September 30, 2010, the Fund paid and/or accrued the following fees in connection with its offering of its shares: (i) selling commissions, payable to third parties, in the amount of $830,916, (ii) dealer manager fees to an affiliated party in the amount of $449,171, (iii) organizational and offering expenses incurred by the Manager in the amount of $364,278, (iv) acquisition fees, paid to the Manager, in the amount of $195,000, and (v) asset management fees, paid to the Manager, in the amount of $17,480. As of September 30, 2010, the Fund had accrued operating expenses, payable to the Manager, of $463,257. These fees and expense reimbursements are described on pages 33 to 38 of the Prospectus, as supplemented.

RECENT TRANSACTION – LEASE OF NCR SELFSERV KIOSKS TO MAJOR U.S. RETAILER

In accordance with the terms of the Fund’s Operating Agreement, the Fund acquired, on October 22, 2010, 451 new NCR Self-Serv kiosks. These customer self-service terminals are on lease to a leading

U.S. retailer for a remaining 59 month period and will be used in the retailer’s stores across the U.S. The purchase price for the equipment was $2,036,265. The Fund did not utilize any debt financing to fund the purchase price for the equipment. Rentals are paid monthly. At the end of the lease term, the lessee may return the equipment, continue to rent the equipment, or purchase the equipment for its then fair market value.

In connection with the transaction, the Manager was paid an acquisition fee in the amount of $61,088 and will receive monthly asset management fees in the amount of $1,918 per month.

RECENT TRANSACTION – LEASE OF EQUIPMENT TO A MAJOR OWNER AND OPERATOR OF SENIOR HOUSING AND RETIREMENT COMMUNITIES THROUGHOUT THE U.S.

The Fund acquired, on November 12, 2010, various items of furniture and other related equipment for use in model display apartments. This equipment is on lease to a leading U.S. owner and operator of senior housing and retirement communities for a 36 month period. The equipment will be used in the client’s facilities across the U.S. The purchase price for the equipment was $676,423. The Fund did not utilize any debt financing to fund the purchase price for the equipment. Rentals are paid monthly. At the end of the lease term, the lessee may return the equipment, continue to rent the equipment, or purchase the equipment for its then fair market value.

In connection with the transaction, the Manager was paid an acquisition fee in the amount of $20,293 and will receive monthly asset management fees in the amount of $1,082 per month.

ELECTRONIC DELIVERY OF MATERIALS

•

The disclosure under the heading “Fiscal Matters and Reports – Reports to Members – Quarterly Reports” on page 101 of the Prospectus dated June 19, 2010, is expanded by the inclusion of the following disclosure at the end of that section:

Quarterly Reports shall be delivered to you electronically by way of our manager posting the Quarterly Reports to our website (www.macquarie.com/mami).

•

The disclosure under the heading “Fiscal Matters and Reports – Reports to Members – Annual Reports” on pages 101 and 102 of the Prospectus dated June 19, 2010, is expanded by the inclusion of the following disclosure at the end of that section:

Annual Reports shall be delivered to you electronically by way of our manager posting the Annual Reports to our website (www.macquarie.com/mami).

•

The disclosure under the heading “Consent to Electronic Delivery of Offering Materials” on page B-4 of the Subscription Agreement (contained on page B-4 of the Prospectus dated June 19, 2010) is hereby replaced in its entirety by the following:

Consent to Electronic Delivery of Offering Materials

Macquarie Equipment Leasing Fund, LLC (the “Fund”) will deliver quarterly reports and annual reports to you electronically by way of us posting the quarterly reports and annual reports to our website (www.macquarie.com/mami).

The “Fund” can deliver offering materials to you electronically, instead of in paper form. The delivery of offering materials to you electronically is optional. By checking the “Yes” box and providing your email address in Section 6 on Page B-9, you consent to having the Fund electronically deliver offering materials to you, including:

• prospectuses;	• prospectus supplements;
• prospectus amendments;	• notices; and
• supplemental sales materials.

(collectively, the “Offering Materials”).

The Fund may accomplish electronic delivery via:

•	posting Offering Materials to our website (www.macquarie.com/mami). You will be notified that such materials are available for viewing on the website by e-mail, physical mail or telephone; and

•	sending e-mails to investors containing Offering Materials.

You may need to download a portable document format (.pdf) .document viewer, such as Adobe Acrobat®, in order to view certain Offering Materials. Investors can download the Adobe Acrobat® software free of charge at http://www.adobe.com/products/acrobat/readermain.html.

If you would like to update your email address, or if you are otherwise in need of assistance in connection with electronic delivery of Offering Materials, you should contact Macquarie Asset Management Inc., Investor Relations at 888-299-8699.

You may revoke your consent to electronic delivery of offering materials at any time by providing timely notice of revocation to the Fund. You may elect to receive paper copies of Offering Materials at any time upon request, with or without revoking this consent.

Investments in Macquarie Equipment Leasing Fund, LLC are not deposits with or other liabilities of Macquarie Bank Limited ABN 46 008 583 542, or of any entity in the Macquarie Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees any particular rate of return or the performance of the Macquarie Equipment Leasing Fund, LLC nor do they guarantee the repayment of capital from Macquarie Equipment Leasing Fund, LLC.